Exhibit 99.1

Organigram & Canopy Growth partner in Newfoundland and Labrador by signing supply agreement including distribution and retail services

Deal secures Organigram's portfolio within Canopy Growth's retail stores & launches B2B sales platform

MONCTON, NB and SMITHS FALLS, ON, Sept. 20, 2018 /CNW/ - Organigram Holdings Inc. (TSXV: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. ("Organigram") and Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth") (collectively, the "Companies"), leading licensed producers of cannabis are pleased to announce that following Organigram's approval as a cannabis supplier in the Province of Newfoundland and Labrador, the Companies have signed a two-year supply and distribution agreement .

Organigram & Canopy Growth enter retail & sales agreement in Newfoundland & Labrador (CNW Group/Canopy Growth Corporation)

Organigram will become a key supplier of branded, finished cannabis products to Canopy Growth's Tweed-branded retail operations in Newfoundland and Labrador once adult recreational cannabis is legalized in Canada on October 17th, 2018. Canopy Growth will also perform a B2B sales function for Organigram by marketing its portfolio to other licensed retail outlets in Newfoundland and Labrador.

"We are very excited to partner with Canopy Growth in Newfoundland and Labrador," says Tim Emberg, Vice President of Sales and Commercial Operations, Organigram. "Canopy is a tremendous industry partner and we are looking forward to working with them to provide Newfoundlanders with an exceptional selection of quality cannabis products."

Currently, Organigram also has supply agreements/memorandums of understanding with the provinces of New Brunswick, Nova Scotia, Prince Edward Island, Alberta, Manitoba and Ontario. Canopy has secured supply agreements in every province & territory with announced supply plans. Today's announcement applies to Newfoundland and Labrador only and the commercial terms of the agreement not disclosed in this press release are confidential.

"Customers exploring the new cannabis retail environment will be looking for product diversity. Similar to our medical cannabis e-commerce site, offering our customers a wide product offering, focused on diverse and complementary brands, has always been a key strategy for us," said Rade Kovacevic, EVP, Recreational Cannabis & Managing Director, Canada. "Organigram's product selection will complement our existing product mix to provide Tweed customers with additional options in Newfoundland and Labrador."

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada.  The company's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").  Organigram's unprecedented recreational portfolio features brands including The Edison Cannabis Company, ANKR Organics and Trailer Park Buds.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

The Company has operations in 11 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 3.2 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to Organigram supplying branded, finished cannabis products annually to Canopy Growth. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the opening of stores; successful sales function, product availability; and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Organigram: Ray Gracewood, Chief Commercial Officer, Ray.gracewood@organigram.ca, (506) 645-1653; Dylan Rogers, Investor Relations Analyst, drogers@organigram.ca, (506) 232-0121; Canopy Growth: Media Relations, Caitlin O'Hara, Caitlin.ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 20-SEP-18